SEALSQ CORP

Avenue Louis-Casai 58

Contrin

Switzerland

1216

March 23, 2023

Mr. Patrick Fullem

Mr. Evan Ewing

Division of Corporation Finance

Office of Manufacturing

100 F Street, N. E.

Washington, D.C. 20549

Re:	SEALSQ Corp Amendment No. 1 to Registration Statement on Form F-1 Submitted March 10, 2023 CIK No. 0001951222

Dear Mr. Fullem and Mr. Ewing:

This letter responds to the letter dated March 21, 2023 (the “Comment Letter”) containing comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) resulting from the Staff’s review of Amendment No. 1 to the Registration Statement on Form F-1 of SEALSQ Corp (the “Company,” or “we”) submitted to the Commission on March 10, 2023 (the “Initial Registration Statement”).

We are filing with the Commission via EDGAR concurrently herewith an amended Registration Statement responding to the Staff’s comment (as amended, the “Registration Statement”).

For your convenience, your original comments appear in bold text, followed by our responses. Page references in our responses are to the Registration Statement.

Amendment No. 1. to Registration Statement on Form F-1 filed March 10, 2023 Unaudited Pro Forma Condensed Combined Financial Information Note 4. Transaction Accounting Adjustments and Autonomous Entity Adjustments Adjustment (e), page 61

1. Your disclosures appears to indicate that losses are allocated to each class of common stock proportionately to their dividend participation rights. Please confirm that Class F shareholders have contractual obligation to share in the losses that is five times greater than those shared by Ordinary Shareholders, or explain why you believe the allocation should be made proportionately to the dividend participation rights.

Response:

In response to the Staff’s comment, the Company notes that it has reviewed the requirements under ASC 260-10-45. In relation to ASC 260-10-45-67, we assessed the nature of the Class F Shares and, in line with ASC 260-10-45-59A, concluded that the Class F shares were a different class of common stock as opposed to participating securities. The Memorandum of Association and Articles of Association of SEALSQ Corp clearly determine the right to dividends and the right to distribution of the “surplus assets” of the Company for each class of common stock. The right to dividends and the right to distribution of the surplus assets of Class F shareholders are five times greater than those of ordinary shareholders. However, the Memorandum of Association and Articles of Association of SEALSQ Corp do not, in any section, refer to the allocation of losses to either class of common stock, nor is this allocation determined in any other legal document. Therefore, there is no contractual obligation per se for either Class F shareholders or ordinary shareholders to share in the losses of the Company and fund such losses. The Company believes, however, that the allocation of losses to each class of common shares for the earnings per share calculation should follow the allocation of other rights attributable to each class of shares, being that Class F shareholders’ rights are five times greater than those of ordinary shareholders.

Moreover, Class F shares have a nominal value of US$ 0.05 in comparison to the nominal value ordinary shares of US$0.01, hence the same ratio of capital ownership per share of 5 to 1. In addition, per the Memorandum of Association and Articles of Association of SEALSQ Corp, under certain circumstances, Class F Shares held by a corporate entity may “be redeemed and cancelled by the Company in exchange for the issuance of ordinary shares at a ratio of five ordinary shares for each Class F Share redeemed”. The Company believes that this further supports the assessment that Class F shareholders should have a five times greater share of the net income or loss of the Company than that of ordinary shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 64

2. In response to comment 6, you stated that your disclosure in the Liquidity and Capital Resources section on page 64 differs from that disclosed in the Material Contracts section on page 97, as amendments to the loan facility was effected after June 30, 2022. In any case, your discussions of liquidity and capital resource should address known events and uncertainties that are or can be expected to reasonably likely result material changes in your liquidity and capital resources. Please revise your Liquidity and Capital Resources disclosure to provide the information disclosed in the Material Contracts section, including the maximum amount you can withdraw from the credit line, as well as any other material changes in your liquidity and capital resources that occurred after June 30, 2022. Refer to Rule 303(b)(1) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in the Liquidity and Capital Resources section on page 64.

We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please contact us at 011-41-22-594-3000 or via e-mail at cmoreira@wisekey.com/pward@wisekey.com or our outside legal counsel from Patterson Belknap Webb & Tyler LLP at 212-336-2301 or via e-mail at hhraspe@pbwt.com, if you have any questions or require additional information.

Respectfully, SEALSQ Corp

By:	/s/ Carlos Moreira, CEO
By:	/s/ Peter Ward, CFO

cc:	Herman H. Raspé. Esq. (Patterson Belknap Webb & Tyler LLP)

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